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                                                                      EXHIBIT 20


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION:
     George A. Chamberlain or Sharon Clark
     Marcam Corporation
     (617) 928-5732 or (617) 928-8758
     george.chamberlain@marcam.com



               MARCAM CORPORATION ADOPTS STOCKHOLDER RIGHTS PLAN

     Newton, Massachusetts (December 4, 1996) - The Board of Directors of Marcam Corporation (Nasdaq:MCAM) has adopted a Stockholder Rights Plan. Under the Plan, stockholders will receive one preferred stock purchase right (a "Right") for each outstanding share of common stock, and for each outstanding share of convertible preferred stock, a number of Rights equal to the number of shares of Common Stock issuable upon conversion of such convertible preferred stock. The rights are to be distributed to stockholders of record as of the close of business on December 16, 1996.

     Michael Quinlan, the Company's President and Chief Executive Officer, said, "This Rights Plan was not adopted by the Board in response to any specific offer or threat, but rather is designed to protect the stockholders of the Company against future takeover tactics that are coercive or unfair." The Rights Plan is designed to enable all stockholders of Marcam to realize the long-term value of their investment in the Company. Specifically, the Plan is designed to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. Mr. Quinlan noted that, "These coercive tactics can unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of the shares." Similar plans have been adopted by over 1,000 public companies.

     The Rights will expire on December 16, 2006 unless earlier redeemed or exchanged. Each Right will entitle the holder to purchase one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $60.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of the Common Stock of the Company or announces a tender or exchange offer that would result in such person or group owning 20% or more of the Common Stock of the Company or a person owning 10% or more of the Common Stock of the Company is determined by the Board to be an Adverse Person, as defined in the Rights Plan. General Atlantic and its Affiliates would each be exempt under the Rights Plan, subject to compliance with their standstill agreements with the Company.

     If any person or group becomes the beneficial owner of 20% or more of the shares of Common Stock of the Company, except pursuant to a tender or exchange offer for all shares at a price that a majority of the continuing directors determines to be fair; a 20% or greater stockholder engages in a merger with the Company in which the Company survives and its Common Stock remains outstanding and unchanged; certain other self-dealing events involving the Company and a 20% or greater stockholder occur; or the Board determines a 10% or greater stockholder to be an Adverse Person, then each Right not owned by such person or related parties will entitle its holder to purchase, at the current exercise price of the Right, Common Stock of the Company having a value of twice the Right's exercise price. In such circumstances and in the alternative, the Company may also exchange one share of Common Stock for each Right outstanding. In addition, the plan provides for Rights holders to acquire
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shares of an acquiror based on the same formula, if the Company is not the surviving Company in a transaction.

     The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth day following a public announcement that a 20% stock position has been acquired and in certain other circumstances.

     The Company also announced that all stockholders of record will receive a letter which will summarize the plan.



     Founded in 1980, Marcam Corporation is the leading supplier of ERP and maintenance services for process and discrete manufacturing companies worldwide. The Company's Protean, PRISM, MAPICS XA, and Maintenance Management Products have been installed in more than 15,000 customer locations worldwide, including Emerson Electric, Ralston Purina and Westinghouse. Represented in more than 50 countries, Marcam has 28 offices throughout North America, Europe, the Middle East, Asia Pacific, and Latin America, complemented by a worldwide affiliate organization. For more information, visit Marcam's home page on the World-Wide Web at http://www.marcam.com.

                                      ###

Note to Editors: Marcam and PRISM are registered trademarks and Protean is a trademark of Marcam Corporation. (U.S. patent pending) MAPICS is a registered trademark of Mapics, Inc. and Marcam Corporation. Other products and company names mentioned may be trademarks and/or registered trademarks of their respective companies.